April 2, 2026

Rodney C. Reed
Senior Vice President and Chief Financial Officer
NOV Inc.
10353 Richmond Avenue
Houston, Texas 77042-4103

       Re: NOV Inc.
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 12, 2026
           File No. 001-12317
Dear Rodney C. Reed:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation